BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON SEPTEMBER 30, 2021

1.           Date, Time and Place: Meeting held on September 30, 2021, at 10:00 a.m., by videoconference.

2.           Call and Attendance: The call notice requirement was waived, pursuant to article 21 of the Company's Bylaws, in view of the presence of all members of the Board of Directors of BRF S.A. (“Company”): Mr. Pedro Pullen Parente, Mr. Augusto Marques da Cruz Filho, Mr. Dan Ioschpe, Mrs. Flavia Buarque de Almeida, Mr. José Luiz Osório de Almeida Filho, Mr. Luiz Fernando Furlan, Mr. Ivandré Montiel da Silva, Mr. Roberto Rodrigues, Mrs. Flavia Maria Bittencourt and Mr. Marcelo Feriozzi Bacci.

3.           Presiding Board: Chairman: Mr. Pedro Parente. Secretary: Mr. Carlos Eduardo de Castro Neves.

4.           Agenda: (i) Approval of the Donations and Sponsorships Corporate Policy; (ii) Approval of the Integrity System Policy; (iii) Approval of the Conflict of Interests Corporate Policy; (iv) Approval of the Internal Regulation of Donations and Sponsorships Committee; (v) Approval of the Internal Regulation of Transparency Committee; and (vi) Approval of the Code of Conduct for BRF Business Partners.

5.           Resolutions: The members approved, by unanimous votes and without reservation or restrictions, the drawing up of the present minutes in summary form. Once the agenda had been examined, the following matters were discussed, and the following resolutions were taken:

5.1.      Approval of the Donations and Sponsorships Corporate Policy: The members of the Board of Directors, pursuant to Article 23 of the Bylaws, approved by unanimous votes and without reservation or restrictions, in accordance with the recommendation of the Audit and Integrity Committee, the Donations and Sponsorships Corporate Policy.

5.2.      Approval of the Integrity System Policy: The members of the Board of Directors, pursuant to Article 23 of the Bylaws, approved by unanimous votes and without reservation or restrictions, in accordance with the recommendation of the Audit and Integrity Committee, the Integrity System Policy.

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Minutes of the Ordinary Meeting of the Board of Directors held on September 30, 2021.

BRF S.A. Publicly Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2 MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON SEPTEMBER 30, 2021

5.3.      Approval of the Conflict of Interests Corporate Policy: The members of the Board of Directors, pursuant to Article 23 of the Bylaws, approved by unanimous votes and without reservation or restrictions, in accordance with the recommendation of the Audit and Integrity Committee, the Conflict of Interests Corporate Policy.

5.4.      Approval of the Internal Regulation of Donations and Sponsorships Committee: The members of the Board of Directors, pursuant to Article 23 of the Bylaws, approved by unanimous votes and without reservation or restrictions, in accordance with the recommendation of the Audit and Integrity Committee, the Internal Regulation of Donations and Sponsorships Committee.

5.5.      Approval of the Internal Regulation of Transparency Committee: The members of the Board of Directors, pursuant to Article 23 of the Bylaws, approved by unanimous votes and without reservation or restrictions, in accordance with the recommendation of the Audit and Integrity Committee, the Internal Regulation of Transparency Committee.

5.6.      Approval of the Code of Conduct for BRF Business Partners: The members of the Board of Directors, pursuant to Article 23 of the Bylaws, approved by unanimous votes and without reservation or restrictions, in accordance with the recommendation of the Audit and Integrity Committee, the Code of Conduct for BRF Business Partners.

6.           Documents Filed at the Company: The documents related to the agenda that supported the resolutions taken by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office.

7.           Closure: There being no other matters to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

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Minutes of the Ordinary Meeting of the Board of Directors held on September 30, 2021.

BRF S.A. Publicly Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2 MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON SEPTEMBER 30, 2021

I certify that the above text is a faithful copy of the minutes which are filed in the Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, September 30, 2021.

_______________________________

Carlos Eduardo de Castro Neves

Secretary

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Minutes of the Ordinary Meeting of the Board of Directors held on September 30, 2021.